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May 14, 1997



James J. Gooch, DrPH
Business Director
NEN Life Science, Inc.
549 Albany Street
Boston, MA 02118

Letter of Intent
Confidential

Re:
NEN Life Science, Inc.,
a subsidiary of E.I. DuPont De Nemours & Co. (Inc.) ("NEN") and Infectech, Inc. ("Infectech")
Joint Collaboration


Dear Dr. Gooch:

Thank you for the April 25, 1997 letter in response to my letter dated April 14, 1997. We fully agree with your comments that our mutual efforts shall focus on how useful Tyramide Signal Amplification ("TSA") is with the Infectech baiting technology. Therefore, we agree with you that more discussions and commitments on additional R&D, product development, initiatives (regulatory approvals, market research), marketing/sales, manufacturing, joint equity investments should be discussed in further detail after completion of Phase II. Thus, I would like to use this letter to set forth some firm commitments for Phases I and II, and leave more detailed discussions of Phases III and IV to such time as when Phase II is completed.

With this overall structure in mind, Infectech proposes the following:

PHASE I: TECHNOLOGY REVIEW

NEN and Infectech will review the technology potential of TSA combined with the baiting technology of Infectech. The purpose of this initial technology assessment will give the scientists of both parties a greater insight into the synergistic potential of the collaboration.
It is contemplated that at least a full day, personal, face-to-face, meeting between appropriate Infectech and NEN scientific personnel will take place at a mutually convenient time and place. A key objective of this meeting will be to define the research objectives, time tables and costs for Phase II.

Please note that the Confidentiality Agreement dated February 3, 1994 (a copy of which is attached hereto) shall be in effect for all confidential disclosures made at the meeting.

PHASE II: PRELIMINARY R&D

Once Phase I is completed and appropriate and feasible research objectives, time tables and costs for Phase II are set, the parties will carry out diligently their respective tasks. Infectech will bear its own costs for performing tasks assigned to it. Infectech will also compensate NEN at NEN's standard rates for work performed, materials used and equipment purchased in order for NEN to perform its tasks. It is contemplated that the budget for Phase II will be about $500,000 and that Phase II will last approximately nine (9) months from beginning to end.

It is contemplated that Infectech's work in Phase II will be performed at Infectech's laboratory in Milford, Pennsylvania, but also may be performed at any one or more of four (4) venues at which Infectech has ongoing research (i.e., (1) VA Medical Center in Boston with Robert Arbeit, M.D. for M. Avium; (2) VA Medical Center in New York with Sheldon Brown, M.D. for Tuberculosis; (3) Northeastern Ohio Universities College of Medicine with Sally Giordano, M.D. for Pseudomonas; and (4) University of Medicine and Dentistry of New Jersey with Nancy Connell, Ph.D. for bacterial cloning). The location, time


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commitment and identification of NEN personnel working on Phase II as well as NEN's standard labor, materials and equipment charge will be mutually agreed upon by the parties before entering into Phase II.

The results of the Phase II work will be summarized by each party in a final report. This final report and the work performed under Phase II will be covered under the Confidentiality Agreement dated February 3, 1994.

POST PHASE II: PRODUCT/PROTOTYPE DEVELOPMENT
AND MARKETING/MANUFACTURING/SUPPLY SALES

After Phase II, the parties will meet to discuss the results of Phase II and the feasibility of product/prototype development as well as commercialization. At that time, appropriate agreements will be discussed and entered into by the parties.

In summary, we are very excited about working with such a prestigious and respected company as NEN. We believe that our joint work truly has the capability of revolutionizing medical care for millions of patients. In order for us to get started quickly, would you please signify NEN's agreement to the terms set forth above by signing and dating both enclosed copies of this letter and returning one fully executed original to me. Please keep the other fully executed original for your files.

Please call me if you have any questions.

Best wishes.

Yours truly,
INFECTECH, INC.



By:
Mitchell S. Felder, M.D.
CEO and President

MSF:cjs
Enclosures

Agreed to and accepted
this                       day of
                              , 1997

NEN LIFE SCIENCE, INC.


By: